Elkhorn Securities, LLC
                          207 Reber Street, Suite 201
                               Wheaton, IL 60187


                                  July 8, 2015


Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549


                 Re: Elkhorn Unit Trust, Series 3 (the "Trust")
                             (File No. 333-203695)

Ladies/Gentlemen:

     In connection with the response to the comments of the staff of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, we acknowledge that:

     1. The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

     2. Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     3. The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                               Very truly yours,

                                                    ELKHORN UNIT TRUST, SERIES 3

                                                     By: ELKHORN SECURITIES, LLC

                                                      By: /s/ Benjamin T. Fulton
                                                      --------------------------
                                                              Benjamin T. Fulton
                                                         Chief Executive Officer